Exhibit 4.2

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. A description of material terms and provisions of our certificate of incorporation and bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to our certificate of incorporation and the bylaws.

Common stock

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. The certificate of incorporation and by-laws do not provide for cumulative voting rights in connection with election of directors unless, at the time of such election, we are subject to Section 2115(b) of the California General Corporation Law. The affirmative vote of holders of 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, and removal of directors.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of outstanding shares of common stock may receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. We have never issued a dividend on shares of its common stock and has no intention to do so in the future.

Liquidation. In the event we of liquidate, dissolve or wind up, the assets legally available for distribution shall be distributed ratably to the holders of shares of common stock and preferred stock, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences. Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable. All outstanding shares of common stock are fully paid and nonassessable.

Anti-takeover effects of provisions of our certificate of incorporation and bylaws and Delaware law

Certificate of incorporation and bylaws. Our amended and restated certificate of incorporation and amended and restated bylaws, include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

Issuance of undesignated preferred stock. Our Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board of Directors. The existence of authorized but unissued shares of preferred stock enables our Board of Directors to make it more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Board of Directors vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our Board of Directors to fill vacant directorships. In addition, the number of directors constituting our Board of Directors may be set only by resolution adopted by a majority vote of our entire Board of Directors. These provisions prevent a stockholder from increasing the size of our Board of Directors and gaining control of our Board of Directors by filling the resulting vacancies with its own nominees.

Stockholder action; special meetings of stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors unless required by applicable law. Our amended and restated bylaws provide that only the chairman of our Board of Directors, chief executive officer or a majority of our Board of Directors may call special meetings of our stockholders.

Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at annual meetings of stockholders.

We designed these provisions to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies, to discourage certain types of transactions that may involve an actual or threatened acquisition of us, and to reduce our vulnerability to an unsolicited acquisition proposal. We also designed these provisions to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, with the following exceptions:

•	before such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•

on or after such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the entity’s or person’s affiliates and associates, beneficially owns, or is an affiliate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation. A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of these provisions, which may as a result, discourage or prevent mergers or other takeover or change of control attempts of us.